UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1
TO
ANNUAL REPORT OF
THE STATE OF ISRAEL
(Name of Registrant)

Date of end of last fiscal year: December 31, 2023
SECURITIES REGISTERED*
(As of the close of the fiscal year)
TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A
Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission
Elinor Azani
Head of Israel Economic Mission — Western Hemisphere
Ministry of Finance
of the State of Israel
800 Second Avenue, 17th Floor
New York, New York 10017
United States
Copy to:
David Menchel, Esq.
Arnold & Porter Kaye Scholer LLP
250 West 55th Street
New York, New York 10019
United States

*
The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)
The sole purpose of this Amendment No. 1 is to file with the Securities and Exchange Commission the Recent Developments in the State as of February 11, 2025, which is included as Exhibit D-1 hereto and which updates and amends the Current Description of the State previously filed as Exhibit D on July 1, 2024.

EXHIBIT INDEX
Exhibit Number
A: None.
B: None.
C-1: Copy of the State Budget for Fiscal Years 2023 – 2024 (in Hebrew).†
C-2: Copy of the Additional Budget Bill for Fiscal Year 2023 (in Hebrew).††
C-3: Copy of the Additional Budget Bill for Fiscal Year 2024 (in Hebrew).†††
D: Current Description of the State of Israel.††††
D-1: Recent Developments in the State of Israel as of February 11, 2025.*
E: Second Amended and Restated Master Fiscal Agency Agreement, dated May 22, 2024 by and among the State of Israel, Computershare Inc. and Computershare Trust Company, N.A.**##
F: Form of Bonds***

†
Previously filed as Exhibit C to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2022, filed on June 30, 2023.

††
Previously filed as Exhibit C-1 to Amendment No. 1 to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2022, filed on January 4, 2024.

†††
Previously filed as Exhibit C-3 to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2023, filed on July 1, 2024.

††††
Previously filed as Exhibit D to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2023, filed on July 1, 2024.

*
Filed herewith.

**
Previously filed as Exhibit E to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2023, filed on July 1, 2024, and relating to the State of Israel Bonds offered pursuant to Registration Statement No. 333-257576, as filed on June 30, 2021 and declared effective on August 25, 2021.

***
Previously filed as Exhibit F to the State of Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2023, filed on July 1, 2024, and relating to the State of Israel Bonds offered pursuant to Registration Statement No. 333-257576, as filed on June 30, 2021 and declared effective on August 25, 2021.

##
Certain information contained in this agreement has been omitted because it is not material and is the type of information that the registrant treats as private or confidential.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on February 11, 2025.
STATE OF ISRAEL
By:
/s/ Gil Cohen

Name:
Gil Cohen

Title:
Senior Deputy Accountant General, Ministry of Finance

By:
/s/ Saar Elimelech

Name:
Saar Elimelech

Title:
Head of Global Debt Capital Markets and FX Transactions, Ministry of Finance